JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No. 82-2963

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04035192

18th June 2004

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

RECEIVED
2004 JUL -2 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transaction

In accordance with the requirements under the listing rules of the UK Listing Authority, notification has been made to the UK Listing Authority on behalf of JMH of the following Director's share transaction:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Acquired	Price Per Share
A J L Nightingale	Exercise of Options	18/06/2004	90,000 20,000 110,000	US$3.228 US$3.662

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JUL 06 2004
THOMSON FINANCIAL

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